Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

Alcobra Announces Election of Dr. João Siffert to Board of Directors

Tel Aviv, Israel – 13 July, 2015 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to help patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today announced that all proposals were approved at the Company's annual meeting held today in Tel Aviv, including the election of Dr. João Siffert to its Board of Directors.

Dr. Siffert brings over 20 years of executive-level pharmaceutical industry and clinical experience. He currently serves as the Executive Vice President of Research and Development and Chief Medical Officer (CMO) of Avanir Pharmaceuticals Inc. (subsidiary of Otsuka Pharmaceutical). Dr. Siffert joined Avanir in August 2011 and has led therapeutic development programs in dementia, depression, neuropathic pain, migraine and Parkinson’s disease. Dr. Siffert previously served as VP and CMO at Ceregene, Inc., focused on the development of neurotrophic gene therapies for Alzheimer's and Parkinson's disease. Prior to this position, he served as the CMO at Avera Pharmaceuticals and held several positions with Pfizer. Dr. Siffert held academic positions at Beth Israel Medical Center and Albert Einstein College of Medicine, and completed residencies in pediatrics at New York University School of Medicine and in neurology at Harvard Medical School. Dr. Siffert holds an M.D. from the University of São Paulo, Brazil and an M.B.A. from the Columbia University Graduate School of Business in New York.

“João is one of the most recognized senior executives in the CNS pharmaceutical field today. His vision, strategic thinking and hands-on experience will be an important addition to Alcobra and we are very happy to welcome him to the Board,” said Howard B. Rosen, Chairman of Alcobra’s Board of Directors.

"I am excited to join Alcobra at a time where the company is entering the last phase of development for its lead candidate in ADHD," said Dr. Siffert. "I look forward to contributing to the Board and providing supportive guidance to the management team as we build together a valuable CNS enterprise."

About Alcobra

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX, to treat cognitive disorders including ADHD and Fragile X Syndrome. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding Alcobra entering the last phase of development for its lead candidate in ADHD and that Alcobra may become a valuable CNS enterprise.  In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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